Exhibit 99.1

CONTACT:	Investors:
Jay Venkateswaran
Senior VP — Investor Relations
WNS (Holdings) Limited
+1 212 599 6960
ir@wnsgs.com

Media:
Mike Geczi
The Torrenzano Group
+1 (212) 681-1700, ext. 156
mgeczi@torrenzano.com
WNS (HOLDINGS) LIMITED ANNOUNCES
FINANCIAL CALENDER FOR FISCAL YEAR
MUMBAI, India and NEW YORK, October 25, 2006 — WNS (Holdings) Limited (NYSE: WNS), the parent company of WNS Global Services, a leading offshore business process outsourcing (BPO) provider, today announced its financial calendar for the remainder of fiscal 2007, which ends on March 31, 2007.
•	Second Quarter (ended September 30, 2006): financial results will be announced November 14, with a conference call scheduled November 15 at 7 a.m. EST.

•	Third Quarter (ending December 31, 2006): financial results will be released February 13, 2007. The conference call will be held February 13, 2007, at 8 a.m. EST.

•	Fourth Quarter (ended March 31, 2007): financial results will be announced May 14, 2007, with a conference call scheduled May 15, 2007, at 8 a.m. EDT.
To participate, callers can dial 800-295-3991 from within the U.S. or +1-617-614-3924 from any other country. The participant passcode is 1352836. Any updates to the above schedule will be posted on the WNS website, www.wnsgs.com.
For those who cannot participate in the call, a replay will be available on the WNS website, www.wnsgs.com, beginning two hours after the end of the call. A transcript of the call will also be made available online 24 hours after the call.
About WNS
WNS is a leading provider of offshore business process outsourcing, or BPO, services. We provide comprehensive data, voice and analytical services that are underpinned by our expertise in our target industry sectors. We transfer the execution of the business processes of our clients, which are typically companies located in Europe and North America, to our delivery centers located primarily in India. We provide high quality execution of client processes, monitor these processes against multiple performance metrics, and seek to improve them on an ongoing basis.
Our ADSs are listed on the New York Stock Exchange. For more information, please visit our website at www.wnsgs.com.